Exhibit 99.1

  Origin Agritech Limited Increases Ownership Interest in Biocentury Transgene
                               (China) Co., Ltd.

    SAN DIEGO & BEIJING--(BUSINESS WIRE)--Oct. 31, 2006--Origin Agritech Limited (NASDAQ: SEED) ("Origin") today announced that it has acquired, through its subsidiary Beijing Origin Seed Limited ("Beijing Origin"), an additional 19% equity interest in Biocentury Transgene (China) Co., Ltd. ("Biocentury"), one of the leading biotechnology companies in China focused on producing precursors for the genetically modified ("GM") seed industry. The consideration paid by Origin was RMB 16.7 million ($2.12 million at an exchange rate of RMB 7.8781 per $1.00). Together with the 15% equity interest previously acquired, Beijing Origin currently owns 34% of Biocentury.

    Dr. Gengchen Han, Origin's Chief Executive Officer, commented, "Genetically modified soybean and cotton seeds are widely used in the United States and other countries to guard against insect damage and to increase yields. Currently, the Chinese government allows GM cotton to be planted to guard against borer damage. While GM food seeds have not yet been approved in China, we believe that the potential exists for GM technology to be applied to Chinese corn and rice seeds at some point in the future. We believe that our investment in Biocentury will ensure that Origin's GM technology will be ready in advance of any potential market that is created in China."

    ABOUT ORIGIN

    Founded in 1997, Origin specializes in the research, development, production, sale and distribution of hybrid corn, rice and cotton seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan and Sichuan provinces, and also has an office in San Diego, CA. Origin launched its first entirely internally developed seed in 2003 and in 2004 introduced two new proprietary corn hybrids to the market. In 2005 Origin had three new proprietary corn hybrids and one new proprietary cotton hybrid approved by the government registration office in China. Origin anticipates that it will introduce close to 49 new proprietary products into the Chinese government testing and approval cycle in 2006.

    FORWARD LOOKING STATEMENT

    Any forward looking statements contained in the press release may fall within the definition of "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Origin's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. These risks are detailed in Origin's filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Origin assumes no obligation to update the information contained in this press release or filings.

    CONTACT: Origin Agritech Limited
             Jeff Wang, 0086-10-5890-7518
             Chief Financial Officer
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608
             or
             Richard D. Propper, MD, 619-795-4627